GUZOV OFSINK, LLC
ATTORNEYS-AT-LAW
600 MADISON AVENUE 14TH FLOOR
NEW YORK, NEW YORK 10022
TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273
http://www.golawintl.com

October 19, 2007

By Federal Express
Mr. Raj Rajan
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3561

Re:	Jade Mountain Corporation; Form
8-K filed October 12, 2007;
File No. 000-52549

Dear Mr. Rajan:

Reference is made to your comment letter dated October 15, 2007, to our client, Jade Mountain Corporation (the “Company”), relating to the subject Current Report on Form 8-K (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our responses thereto.

1.     Comment:  Item 304(a)(1)(ii) of Regulation S-B requires you to disclose whether the former accountant’s report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report. Please revise.

Response:  Please refer to the enclosed Amendment No. 1 to the Form 8-K Current Report on Form 8-K/A filed by the Company with the Securities and Exchange Commission (the “SEC”) on October 19, 2007 (the “Revised Report”) in redline for the revisions made in response to your comment.

2.     Comment:  To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

Response:  Please refer to the enclosed copy of the Exhibit 16 letter of the Company’s former accountants (the “Former Accountants’ Letter”), in which the former accountants state that they have no disagreements with the amended Item 4.01 disclosures made in the Revised Report. The Former Accountants’ Letter has been filed with the SEC as Exhibit 16.1 to the Revised Report.

Per your request, enclosed also is a statement from the Company with certain acknowledgments as specified in the Comment Letter.

Very truly yours,

Guzov Ofsink, LLC

By:	/s/ Darren Ofsink
Darren Ofsink

United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Reference is made to: (i) the Current Report on Form 8-K of Jade Mountain Corporation (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2007 (the “Current Report”); (ii) the SEC comment letter dated October 15, 2007 relating to the Current Report (the “Comment Letter”); (iii) the Company’s response to the Comment Letter, dated October 19, 2007, prepared by our attorneys, Guzov Ofsink, LLC, on behalf of the Company; and (iv) Amendment No. 1 to the Current Report on Form 8-K/A filed with the SEC on October 19, 2007 (the “Revised Report,” and together with the Current Report, the “Filing”), incorporating the SEC’s comments contained in the Comment Letter.

We hereby acknowledge the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

Jade Mountain Corporation

By:	/s/ Zuo Dejun
Zuo Dejun
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

---------------

AMENDMENT No. 1
to
FORM 8-K CURRENT REPORT
on
FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 5, 2007

JADE MOUNTAIN CORPORATION
---------------------------------------
(Exact name of Registrant as specified in charter)

Nevada	0 - 52549	41 - 1508112

(State of Incorporation)	(Commission File No.)	(IRS Employer
Identification Number)

No. 11 Youquan Road, Zhanqian Street, Jinzhou District, Dalian, People’s Republic of China		116100
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: (011)-86-411-87661222_

211 West Wall Street, Midland, Texas 79701-4556
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act(17CFR230.425)
☐ Soliciting material pursuant to Rule14a-12 under the Exchange Act (17CFR240.14a12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CFR240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Explanatory Note

Jade Mountain Corporation (the “Company”) is filing this Amendment No. 1 on Form 8-K/A to its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on October 12, 2007 (File No. 000-52549), solely to (i) amend Item 4.01 - Changes in Registrant’s Certifying Accountant, and (ii) file an updated Former Accountant’s Statement as Exhibit 16.1 hereto, stating whether said accountant agrees with the amended Item 4.01 disclosures. Only the amended Item 4.01 and updated Exhibit 16.1are being filed herewith. No other changes or items are being effected by this filing.

Item 4.01 Changes in Registrant's Certifying Accountant.
Previous Independent Accountants.

On October 5, 2007, in connection with the Company’s acquisition of RINO’s assets and business and the related change in control of the Company, our Board of Directors elected to discontinue our relationship with S.W. Hatfield, CPA as our independent accountant.
S.W. Hatfield, CPA’s audit opinions on the Company’s financial statements for the fiscal years ended December 31, 2005 and December 31, 2006 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that the report of S.W. Hatfield, CPA for the fiscal years ended December 31, 2005 and December 31, 2006 indicated conditions that raised substantial doubt about the Company’s ability to continue as a going concern.
During the fiscal years ended December 31, 2005 and December 31, 2006, the interim period ended June 30, 2007, and through the date of the discontinuance of S.W. Hatfield, CPA’s engagement as the Company’s independent accountant, we have had no disagreements with S.W. Hatfield, CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of S.W. Hatfield, CPA, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such periods.
During the fiscal years ended December 31, 2005 and December 31, 2006 and through the date of this Amendment No. 1 to the Company’s Form 8-K Current Report on Form 8-K/A, there were no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K adopted by the SEC.
We have provided S.W. Hatfield, CPA with a copy of this Amendment No. 1 to the Company’s Form 8-K Current Report on Form 8-K/A before its filing with the SEC.  We have requested that S.W. Hatfield, CPA furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements, and, if not, stating the respects in which it does not agree (the “Former Accountant Statement”). The Company has requested that S.W. Hatfield, CPA furnish it with the Former Accountant Statement within ten (10) business days after the date of this Report, so that such Former Accountant Statement can be filed with the SEC.   A copy of the Former Accountant Statement, dated October 17, 2007, is filed herewith as Exhibit 16.1.

New Independent Accountants.

Our Board of Directors has appointed Jimmy Cheung & Co. (“Cheung”) as our new independent registered public accounting firm as of October 5, 2007. During the two most recent fiscal years and through the date of our engagement, the Company did not consult with Cheung regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was the subject of a disagreement (as defined in Regulation S-K Item 304(a)(1)(v)). Prior to our acquisition of RINO’s assets and business, however, RINO had been audited by Cheung, and RINO consulted with Cheung with regard to certain aspects of such acquisition.

Item 9.01  Financial Statements and Exhibits.

(d)	The following exhibit is filed with this Current Report:

16.1	Letter dated October 17, 2007, from S.W. Hatfield, CPA, to the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 19, 2007

JADE MOUNTAIN CORPORATION

(Registrant)

By: /s/ Zou Dejun

Zou Dejun

Chief Executive Officer

Exhibit 16.1

Letterhead of S. W. Hatfield, CPA

October 17, 2007

U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-2001

Gentlemen:

On October 17, 2007, this Firm received a draft copy of an amended Item 4.01 to be included in a Current Report on Form 8-K/A to be filed by Jade Mountain Corporation (Company) (SEC File #0-52549, CIK #1394220) reporting a Change in Registrant’s Certifying Accountant.

We have no disagreements with the amended statements made in the draft Form 8-K/A, Item 4.01 disclosures provided to us.

Yours truly,

/s/ S. W. Hatfield, CPA

S. W. Hatfield, CPA
Dallas, Texas